

11021103



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# ANNUAL AUDITED REPORT

Processing Section

## FORM X-17A-5

## PART III

MAR 02 2011

| SEC FILE NUMBER |
| --- |
| 8- 32071 |

FACING PAGE        Washington, DC

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2010__ AND ENDING __December 31, 2010__

MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Blakeslee & Blakeslee Inc

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Marsh Street

(No. and Street)

| San Luis Obispo | California | 93405 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kara W Blakeslee                                                           (805) 543-4366

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – if individual, state last, first, middle name)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, __ Kara W Blakeslee _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__ Blakeslee & Blakeslee Inc _____ , as

of _____ December 31 ____ , 20 _10_ , are true and correct.  I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

State of __ California __
County of __ San Luis Obispo __
Subscribed ans sworn to (or affirmed) before me on
this _7_ day of _February_ , _2011_ by
__Kara Blakeslee__ proved to me on
the basis of satisfactory evidences to be the person
who appeared beofre me.

_____
            Notary Public

_____
            Signature

            VP/CCO/ GP
_____
            Title

VICENTE MANUEL ALVAREZ
Commission # 1805388
Notary Public - California
Los Angeles County
My Comm. Expires Jul 2, 2012

This report ** contains (check all applicable boxes):
- ☒ (a)  Facing Page.
- ☒ (b)  Statement of Financial Condition.
- ☒ (c)  Statement of Income (Loss).
- ☒ (d)  Statement of Changes in Financial Condition.
- ☒ (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g)  Computation of Net Capital.
- ☒ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)  An Oath or Affirmation.
- ☒ (m)  A copy of the SIPC Supplemental Report.
- ☐ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Blakeslee & Blakeslee, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2010



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Blakeslee & Blakeslee, Inc.:

We have audited the accompanying statement of financial condition of Blakeslee & Blakeslee, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blakeslee & Blakeslee, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Breard & Associates, Inc.*

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940  *fax* 818.886.1924  *web* www.baicpa.com
Los Angeles  New York  Oakland                    *WE FOCUS & CARE*

# Blakeslee & Blakeslee, Inc.
## Statement of Financial Condition
### December 31, 2010

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 207,235 |
| Commissions receivable | | 26,192 |
| Property and equipment, net | | 41,261 |
| Other assets | | 19,630 |
| **Total assets** | $ | 294,318 |

### Liabilities and Stockholders' Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 26,453 |
| Credit card payable | | 2,500 |
| Income taxes payable | | 200 |
| **Total liabilities** | | 29,153 |

Commitments and contingencies

**Stockholders' equity**

| | | |
|---|---|---|
| Common stock, no par value, 200,000 shares authorized, | | |
| 68,843 shares issued and outstanding | | 59,205 |
| Retained earnings | | 205,960 |
| **Total stockholders' equity** | | 265,165 |
| **Total liabilities and stockholders' equity** | $ | 294,318 |

*The accompanying notes are an integral part of these financial statements.*

**Blakeslee & Blakeslee, Inc.**
**Statement of Operations**
**For the Year Ended December 31, 2010**

## Revenues

| | | |
|---|---|---:|
| Commissions | $ | 2,238,878 |
| Other income | | 30,975 |
| **Total revenues** | | 2,269,853 |

## Expenses

| | |
|---|---:|
| Employee compensation and benefits | 452,865 |
| Commissions | 1,447,314 |
| Communication | 15,664 |
| Occupancy and equipment rental | 137,097 |
| Other operating expenses | 219,193 |
| **Total expenses** | 2,272,133 |
| **Net income (loss) before income tax provision** | (2,280) |
| **Income tax provision** | 1,000 |
| **Net income (loss)** | $ (3,280) |

**Blakeslee & Blakeslee, Inc.**

**Statement of Changes in Stockholders' Equity**

**For the Year Ended December 31, 2010**

| | Common Stock | | | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2009 | $ 59,205 | $ | - | $ 209,240 | $ 268,445 |
| Net income (loss) | - | | - | (3,280) | (3,280) |
| Balance at December 31, 2010 | $ 59,205 | $ | - | $ 205,960 | $ 265,165 |

*The accompanying notes are an integral part of these financial statements.*

## Blakeslee & Blakeslee, Inc.
## Statement of Cash Flows
## For the Year Ended December 31, 2010

**Cash flow from operating activities:**

| | | | |
|---|---|---|---|
| Net income (loss) | | $ | (3,280) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation expense | $ 7,800 | | |
| (Increase) decrease in assets: | | | |
| Commissions receivable | 19,595 | | |
| Increase (decrease) in liabilities: | | | |
| Accounts payable and accrued expenses | (16,222) | | |
| Credit card payable | (4,430) | | |
| Income taxes payable | (4,287) | | |
| Total adjustments | | | 2,456 |

**Net cash and cash equivalents provided by (used in) operating activities** (824)

**Cash flow from investing activities:**

| | | |
|---|---|---|
| Purchase of property and equipment | (2,972) | |

**Net cash and cash equivalents provided by (used in) investing activities** (2,972)

**Net cash and cash equivalents provided by (used in) financing activities** -

**Net increase (decrease) in cash and cash equivalents** (3,796)

**Cash and cash equivalents at beginning of year** 211,031

**Cash and cash equivalents at end of year** $ 207,235

**Supplemental disclosure of cash flow information:**

Cash paid during the year for:

| | | |
|---|---|---|
| Interest | $ | - |
| Income taxes | $ | 800 |

*The accompanying notes are an integral part of these financial statements.*

-4-

## Blakeslee & Blakeslee, Inc.
## Notes to Financial Statements
## December 31, 2010

### Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Blakeslee & Blakeslee, Inc. (the "Company") was incorporated in the State of California on January 30, 1984. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the retailing corporate equity securities, municipal securities, mutual fund, variable life insurance or annuities, and selling tax shelters or limited partnerships is primary distributions.

The Company transacts business with its clients in San Luis Obispo and Santa Barbara counties.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivables from clearing organization represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**(Continued)**

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2011, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

|  |  |  | Useful Life |
|---|---|---|---|
| Furniture and fixtures | $ | 35,293 | 7 |
| Equipment | | 86,181 | 5 |
| Leasehold improvements | | 43,164 | 39 |
| | | 164,638 | |
| Less: accumulated depreciation | | (123,377) | |
| Property and equipment, net | $ | 41,261 | |

Depreciation expense for the year ended December 31, 2010, was $7,800.

# Blakeslee & Blakeslee, Inc.
## Notes to Financial Statements
### December 31, 2010

## Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

|  | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 200 | $ - | $ 200 |
| State | 800 | - | 800 |
| Total income tax expense (benefit) | 1,000 | - $ | 1,000 |

## Note 4: RETIRMENT PLAN

The Company maintains a Simplified Employee Pension Plan (the "Plan") covering all of its eligible employees. The Plan is discretionary and continuance of the plan is at the sole discretion of the Company. Under the terms of the plan, all employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more than one (1) year. The Company recorded a $12,212 contribution to this plan, which is included in employee compensation and benefits on the income statement.

## Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 6: COMMITMENTS AND CONTINGENCIES

*Commitments*

In April of 2009, the Company entered into a lease agreement for office space under a non-cancelable lease which commenced June 21, 2009 and expires June 20, 2014. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

At December 31, 2010, the minimum annual payments are as follows:

| Year Ending December 31, | |
|---|---|
| 2011 | $ 75,840 |
| 2012 | 75,840 |
| 2013 | 75,840 |
| 2014 | 37,920 |
| 2015 & thereafter | - |
| | $ 265,440 |

For the year ended December 31, 2010, occupancy costs were $137,098

## Note 6: COMMITMENTS AND CONTINGENCIES
### (Continued)

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2010, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2010, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU No. | Title | Effective Date |
|---|---|---|
| 2009-01 | The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162 | After September 15, 2009 |
| 2010-06 | Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements | After December 15, 2009 |

## Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

| | | |
|---|---|---|
| 2010-09 | Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements | After February 24, 2010 |
| 2009-16 | Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140 | After November 15, 2009 |
| 2009-17 | Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities | After November 15, 2009 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $172,860 which was $167,860 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($29,153) to net capital was 0.17 to 1, which is less than the 15 to 1 maximum allowed.

## Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $29,718 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 202,578 |
| Adjustments: | | |
| Retained earnings | $ (3,526) | |
| Non-allowable assets | (26,192) | |
| Haircuts & undue concentration | - | |
| Total adjustments | | (29,718) |
| Net capital per audited statements | | $ 172,860 |

**Blakeslee & Blakeslee, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2010**

**Computation of net capital**

| | | | | |
|---|---|---:|---|---:|
| Common stock | $ | 59,205 | | |
| Retained earnings | | 205,960 | | |
| | | | | |
| **Total stockholders' equity** | | | $ | 265,165 |
| Less: Non-allowable assets | | | | |
| Commissions receivable | | (26,192) | | |
| Property and equipment, net | | (41,261) | | |
| Receivable from broker and dealer | | (5,222) | | |
| Other assets | | (19,630) | | |
| | | | | |
| **Total non-allowable assets** | | | | (92,305) |
| | | | | |
| **Net capital** | | | | 172,860 |

**Computation of net capital requirements**
Minimum net capital requirements

| | | | | |
|---|---|---:|---|---:|
| 6 2/3 percent of net aggregate indebtedness | $ | 1,944 | | |
| Minimum dollar net capital required | $ | 5,000 | | |
| | | | | |
| Net capital required (greater of above) | | | | (5,000) |
| **Excess net capital** | | | $ | 167,860 |
| | | | | |
| Ratio of aggregate indebtedness to net capital | | 0.17 : 1 | | |

There was a difference of $29,718 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2010 (See Note 9).

**Blakeslee & Blakeslee, Inc.**
**Schedule II - Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2010**


A computation of reserve requirements is not applicable to Blakeslee & Blakeslee, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**Blakeslee & Blakeslee, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2010**

Information relating to possession or control requirements is not applicable to Blakeslee & Blakeslee, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Blakeslee & Blakeslee, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2010



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Blakeslee & Blakeslee, Inc.:

In planning and performing our audit of the financial statements of Blakeslee & Blakeslee, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.    Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2.    Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940  *fax* 818.886.1924  *web* www.baicpa.com

Los Angeles  New York  Oakland                                    *WE FOCUS & CARE*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2011

Blakeslee & Blakeslee, Inc

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2010



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Blakeslee & Blakeslee, Inc

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7) of Blakeslee & Blakeslee, Inc ("the Company") for the period from January 1, 2010 to December 31, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Blakeslee & Blakeslee, Inc taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, CA
February 22, 2011

A

**Blakeslee & Blakeslee, Inc**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2010**

|  | Amount |
|---|---|
| Total assessment | $ 50 |
| | |
| SIPC-6 general assessment | |
| Payment made on July 22, 2010 | (150) |
| | |
| Total assessment balance | |
| (overpayment carried forward) | $ (100) |

B